UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 14, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MK Arizona Corp.

File No. 333-153492 - CF#22955

_____

MK Arizona Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement initially filed on September 15, 2008, as amended.

Based on representations by MK Arizona Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.35	through September 30, 2009
Exhibit 10.36	through September 30, 2009
Exhibit 10.37	through September 30, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Russell Mancuso
Branch Chief